Exhibit 99.1

GERDAU S.A. Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Corporate Tax ID (CNPJ/MF): 92.690.783/0001-09 Registry (NIRE): 35300520751

NOTICE TO THE MARKET

GERDAU S.A. (“Company”) and METALÚRGICA GERDAU S.A. hereby inform their shareholders and the market in general that the Company, Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Ameristeel Corporation and other affiliated companies abroad (“Companies”) entered into, on this date, a global credit facility named Senior Unsecured Global Working Capital Credit Agreement (“Credit Agreement”).

The current facility, in the amount of US$875,000,000.00, which is fully available and undrawn, will be replaced by a credit facility in the amount of US$1,125,000,000.00, representing an increase of approximately 29% in the Companies’ total availability. The new facility will have a five-year term as from the execution date of the Credit Agreement, with maturity expected at the end of August 2031, and may be extended for up to one year.

The new credit facility will be administered by Crédit Agricole Corporate and Investment Bank (“CACIB”) and will include the participation of nine creditor banks, contracted in accordance with their respective credit approval procedures and under the terms and conditions established by the Company. In summary, the main characteristics are:

•	Amount: US$1,125,000,000.00 (100% available as of this date);

•	Term: five years (extendable for an additional year);

•	Creditors: BBVA, Banco Santander, Bank of America, BNP Paribas, Citibank, CACIB, J.P. Morgan Chase, Mizuho Bank and Natixis.

São Paulo, August 31, 2026.

Rafael Dorneles Japur
Vice-President and

Investor Relations Officer